

April 29, 2014

<u>Via E-mail</u>
Mr. David W. Meline
Senior Vice President and
 Chief Financial Officer
3M Company
3M Center
St. Paul, Minnesota 55144

  Re: **3M Company**
     Form 10-K for the Year Ended December 31, 2013
     Filed February 13, 2014
     File No. 001-03285

Dear Mr. Meline:

   We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Note 17. Segment Reporting, page 117

1. We note from your presentation to investors on December 17, 2013 that you estimated 2013 sales in Greater China of approximately \$3.9 billion, which is approximately 13% of your total 2013 net sales. Please revise future filings to separately present revenues from any individual country within the "Asia Pacific" or any other geographic regions that represents a material amount of your consolidated revenues. Refer to FASB ASC 280-10-50-41(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief